Exhibit (12)

             CMS ENERGY CORPORATION
             Ratio of Earnings to Fixed Charges
                       (Millions of Dollars)


                            Nine Months
                               Ended          Years Ended December 31
                          Sept. 30, 1996   1995   1994   1993  1992   1991
                                                                (2)  (3)(4)
                           --------------  -----  -----  ----- ----   ----
Earnings as defined (1)
-----------------------

Net income                 $ 196           $ 204  $ 179  $155  $(297) $(262)
Income taxes                 116             118     92    75   (146)   (94)
Exclude equity basis
  subsidiaries              (61)            (57)   (18)   (6)     10     10
Fixed charges as
   defined, adjusted to
   exclude capitalized
   interest of $5,$8,$6,
   $5, $3, and $5 million
   for the nine months
   ended September 30,
   1996 and for the years
   ended December 31,
   1995, 1994, 1993,1992
   and 1991, respectively   195             254    214   234     217    354
                           ----            ----   ----  ----    ----   ----
Earnings as defined       $ 446           $ 519  $ 467 $ 458   $(216) $   8
                          =====            ====   ====  ====   =====   ====
Fixed charges as defined (1)
----------------------------
Interest on long-term
   debt                  $ 174            $ 224  $ 193 $ 204  $ 169  $ 274
Estimated interest
   portion of lease
   rental                    7                9      9    11     16     17
Other interest charges      19               27     18    24     35     68
                         -----            -----   ----  ----   ----   ----
Fixed charges as
   defined               $ 200            $ 260  $ 220 $ 239  $ 220  $ 359
                        ======             ====   ==== =====   ====   ====

Ratio of earnings to
   fixed charges          2.23             2.00   2.12  1.92     -       -
                          ====             ====   ====  ====   ====    ===


[FN]

NOTES:
(1) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(2) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.34 excluding these amounts.

(3) Excludes an extraordinary after-tax loss of $14 million.

(4) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pretax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the Midland nuclear plant, $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.48 excluding these amounts.